UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2016

uniQure N.V.

Matthew Kapusta, Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31-20-240-6000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 6, 2016, uniQure N.V. (the “Company”) executed a second amended and restated loan agreement (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc. (“Hercules”).  The Loan Agreement includes a total commitment from Hercules of up to $40 million, of which $20 million is currently outstanding.  The Company has not drawn down any additional loan amounts.  The interest rate under the Loan Agreement will initially be 8.25% per annum subject to adjustment from time to time, with a backend fee of 4.85% and facility fee of 0.75%.  The interest-only payment period under the Loan Agreement is initially set at 18 months from May 6, 2016, but can be extended to 24 months upon the Company raising a cumulative $30 million in up-front corporate payments and/or proceeds from equity financings (the “Raisings”) and to 36 months upon the Company raising a cumulative $50 million from Raisings.  The loan facility will mature on March 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: May 10, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer